Exhibit (e)(4)

GTSI CORP.

NON-DISCLOSURE AGREEMENT

This Non-Disclosure Agreement (“Agreement”) is dated and made effective this 24th day of February, 2012, by and between GTSI Corp., (“GTSI”) with offices at 2553 Dulles View Drive, Suite 100, Herndon, Virginia 20171, and UNICOM Systems, Inc. (“Company”), with offices at UNICOM Plaza Suite 310, 15535 San Fernando Mission Boulevard, Mission Hills, California 91345;

WHEREAS, the parties hereto wish to explore possible transactions between the parties, including, but not limited to, a possible business combination, or acquisition of all or a portion of, or investment in, GTSI by the Company (the “Potential Transactions,”); and

WHEREAS, GTSI is willing to disclose certain information, including, without limitation, non-public, confidential, and/or proprietary information, to Company for purposes of, and in connection with, an evaluation by Company of the Potential Transactions (the “Evaluation”);

NOW, THEREFORE, the parties hereto agree as follows:

1. For purposes of this Agreement, the term “Confidential Information” means the GTSI information which is disclosed to Company under this Agreement (including but not limited to information, technical data or know-how, regardless of form, proprietary or otherwise, maintained in confidence by GTSI, including without limitation of the generality of the foregoing any information, pricing, technical data or know-how relating to GTSI’s research, operations, products, services, inventions, manufacturing processes, production techniques, purchasing, financial condition, accounting, assembly, distribution, engineering, marketing, merchandising and/or sales, which is disclosed by GTSI or on its behalf whether before, on or after the date hereof, directly or indirectly, in writing, orally, or by drawings or inspection of parts or equipment, to Company or any of its employees or agents) which is/are in written, graphic, recorded, photographic or any machine readable form (or oral information reduced to writing within 72 hours after disclosure to Company), and which, in any case, is/are conspicuously marked or otherwise labeled “Confidential”, “Proprietary”, “Sensitive” or in another manner indicating its confidential and/or proprietary nature or which, in the case of oral information, is specifically identified at the time of disclosure as being confidential, proprietary or sensitive.

2. (a) Company will use such Confidential Information for its own internal use only during the Evaluation and will not use such information to compete with GTSI. Company shall use the same degree of care it uses to protect and safeguard the confidentiality of its own proprietary information to not disclose such Confidential Information to any person or persons inside Company, except those persons with a genuine need to know, and in no event to persons outside Company. Company covenants that such degree of care is, at a minimum, reasonably designed to protect the confidentiality of proprietary and confidential information.

(b) Company will not be liable for disclosure of any such Confidential Information if the same: (i) was in the public domain at the time it was disclosed; (ii) was known to Company prior to the time of disclosure; (iii) is disclosed with the prior written approval of GTSI; (iv) is or becomes publicly known through no wrongful act of Company; (v) is disclosed after two years from the termination or expiration of this Agreement; (vi) becomes known to Company from a source other than GTSI without breach of this Agreement by Company; (vii) is furnished by GTSI to others not in a confidential relationship with GTSI without restrictions similar to those herein on the right of the receiving party to the use or disclosure of the Confidential Information; (viii) is disclosed pursuant to the order or requirement of a court, administrative agency, or other governmental body.

(c) In the event of a disclosure under subsection (b)(viii) above, Company will give GTSI written notice of such order or requirement as soon as practicable prior to disclosure of the Confidential Information.

3. The parties acknowledge and agree that the other party would not have an adequate remedy at law and would be irreparably harmed in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party agrees that the other party will be entitled to injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof, in addition to any other remedy to which such party may be entitled, at law or equity.

4. This Agreement is governed by and interpreted in accordance with the laws of the Commonwealth of Virginia. Any and all claims, controversies or disputes arising out of or in connection with this Agreement will be resolved in accordance with this Section. Virginia law shall apply unless the issue relates to Federal procurement regulations or statutes and in such case Federal procurement law as interpreted by the United States Boards of Contract Appeals and the United States Court of Federal Claims may apply.

5. The term of this Agreement is two (2) years from the effective date (“Term”), provided that the duty to protect the Confidential Information of the other party will be no less than two (2) years from the date of actual disclosure. Any claim a party has for breach of this Agreement must be filed within 1 year of GTSI’s first knowledge of the breach, and no later than 1 year after the termination of this Agreement.

6. Confidential Information remains the property of the GTSI. No rights, licenses, trademarks, inventions, copyrights, patents, or other intellectual property rights are implied or granted under this Agreement, except to use the Confidential Information as provided in this Agreement.

7. Each party warrants that it has the right to disclose all Confidential Information that it discloses to the other party. Each party will indemnify and defend the other from all third-party claims resulting from the negligent or wrongful disclosure by the indemnifying party of a third-party’s confidential information. Otherwise, neither party makes any representation or warranty about the Confidential Information. Neither party will be liable for indirect, incidental, punitive, or consequential damages for any cause of action, whether in contract, tort, or otherwise, arising out of a breach of this Agreement.

8. No Duty to Negotiate. Each Party reserves the right, in the sole and absolute discretion of such party, to reject any and all proposals made by any other party concerning any Potential Transaction(s) and to terminate negotiations and discussions with the other party at any time.

9. Each party will comply with the applicable United States export laws and regulations for any technical data exchanged under this Agreement.

10. Each Party (i) is aware that the United States securities laws prohibit any person who has material, nonpublic information about a public company from purchasing or selling securities of that company, or from communicating that information to any other person under circumstances where it is reasonably foreseeable that such person is likely to purchase or sell those securities, (ii) is familiar with the Exchange Act, and (iii) shall not use, nor cause any third party to use, any Information in contravention of the Exchange Act.

11. This Agreement: (a) represents the parties’ entire understanding regarding Confidential Information, and supersedes any prior agreements or discussions, written or oral, regarding Confidential Information; (b) may be modified only by written amendment signed by the parties’ officers or authorized designees; (c) is to be considered severable, and if any provision of this Agreement is illegal or unenforceable, the unaffected provisions will remain in effect; (d) contains headings for reference only; these headings have no effect on any provision’s meaning; and (e) does not extend to any third-party beneficiaries. If either party fails to enforce any right or remedy under this Agreement, that failure is not a waiver of the right or remedy for any other breach or failure by the other party.

12. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. In the event the parties hereto execute this Agreement in the form of a facsimile or internet transmission, the parties agree promptly thereafter to execute identical non-facsimile counterparts dated as of the execution date of the facsimile or internet version.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above-written.

GTSI Corp.	Company: UNICOM Systems, Inc.

By: /s/ Sterling Phillips	By: /s/ Neil Watt

Print Name: Sterling Phillips	Print Name: Neil Watt, Esq.

Print Title: CEO	Print Title: Chief Financial Officer & Corporate Counsel

Date: 2/24/12	Date: February 24, 2012
For Notices	For Company
GTSI Corp.	Attn: Neil Watt
Attn: Legal Department	Address: UNICOM Plaza Suite 310, 15535 San Fernando Mission Boulevard Mission Hills, California 91345
Address: 2553 Dulles View Drive, Suite 100 Herndon, VA 20171